Exhibit (a)(23)

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY

NICHOLAS TSATSIS, on behalf of himself	X
and all others similarly situated,	:
	:	CLASS ACTION COMPLAINT
Plaintiff,	:
	:	JURY TRIAL DEMANDED
vs.	:
:
ORCHID CELLMARK, INC., EUGENE I.	:
DAVIS, THOMAS A. BOLOGNA, STEFAN	:
LOREN, PH.D., NICOLE S. WILLIAMS,	:
JAMES M. HART, PH.D., BRUCE D.	:
DALZIEL, LABORATORY CORPORATION	:
OF AMERICAHOLDINGS AND OCM	:
ACQUISITION CORP.,	:
Defendants.	X

CLASS ACTION COMPLAINT

1. Plaintiff brings this shareholder class action on behalf of himself and all other public shareholders of Orchid Cellmark Inc. (“Orchid” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Laboratory Corporation of America Holdings (“LabCorp”), and OCM Acquisition Corp., a wholly owned subsidiary of LabCorp (“Merger Sub”) (collectively referred to as “Defendants”), seeking equitable relief for their violations of Rule 14(e) promulgated under the Securities Exchange Act of 1934 (“Rule 14(e)”) and breaches of fiduciary duty arising out of the attempt to sell the Company to LabCorp by means of an unfair process and for an unfair price.

2. Under the terms of the Merger Agreement announced on April 6, 2011, LabCorp will pay $2.80 for each share of Orchid stock by means of a tender offer (the “Tender Offer”) and second step merger (the “Merger”) in an all-cash transaction valued at approximately $85.4 million (the “Proposed Transaction”). Pursuant to the Merger Agreement, LabCorp commenced the Offer on or before April 19, 2011, and it will remain open for 21 business days, unless extended in accordance with the Merger Agreement.

3. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties of loyalty and due care by, inter alia, (i) agreeing to sell Orchid without first taking steps to ensure that Plaintiff and other public shareholders of the Company would obtain consideration fair and adequate under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or the other defendants without regard for Orchid’s public shareholders. Moreover, as alleged further herein, LabCorp and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty. Thus, each of the Defendants violated and continue to violate applicable law by directly breaching their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

4. The Proposed Transaction is unfair and undervalued for a number of reasons. The Company was well poised to continue to grow and achieve the significant upside potential that led analyst coverage of Orchid to value the Company’s stock at $6.00 per share. Moreover, consensus review of the deal focuses on LabCorp’s “stealth” move and the lack of premium being paid for LabCorp’s expansion into Europe as a result of the deal. Indeed,the Company’s recent SEC filings indicate increased earnings and paint a picture of a company strategically positioned for exclusive growth opportunities in both the United States and the United Kingdom.

5. In addition, on April 19, 2011, the Company filed a Schedule 14D-9 Solicitation/Recommendation Statement (“14D-9”) with the US Securities and Exchange Commission in connection with the Proposed Transaction, which contains numerous material misstatements and omissions. As explained below, the 14D-9 exposes some details of the flawed sales process, but fails to disclose a myriad of material facts concerning the Proposed

Transaction—preventing shareholders from casting an informed vote for or against the Proposed Transaction. For example, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for the Company; (b) the value of the Company; (c) the conflicts of interest that burdened the sales process, including the material benefits secured by Company insiders; (d) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by Orchid’s financial advisor, Oppenheimer & Co. Inc. (“Oppenheimer”); and (e) details concerning Oppenheimer’s potential conflict of interest.

6. Moreover, to be sure the Proposed Transaction can be consummated by short-form merger on an expedited basis, the Board granted LabCorp a “Top-Up Option” that helps defendants avoid the protracted process of a shareholder vote. Not only would the extended timeframe of a long-form merger increase third parties’ ability to assemble and present a “Superior Proposal,” it would also allow for shareholders to fully digest the windfall of information recently disclosed and possibly vote down the Proposed Transaction.

7. Absent judicial intervention, the merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the unreasonable steps taken by the Defendants in entering into the merger agreement without attempting to maximize shareholder value. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Transaction, that the Proposed Transaction is conducted in a manner that is not overtly improper, unfair and illegal, and that all material information concerning the Proposed Transaction is disclosed to the Orchid shareholders so that they are able to make informed decisions as to whether to vote in favor or against the Proposed Transaction or to seek appraisal of their shares.

THE PARTIES

8. Plaintiff Nicholas Tsatsis (“Plaintiff”) is the owner of common stock of Orchid Cellmark Inc. (“Orchid” or the “Company”) and has been the owner of such shares continuously since prior to the wrongs complained of herein.

9. Defendant Orchid Cellmark Inc. is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 4390 US Route One, Princeton, New Jersey. The Company is a leading international provider of DNA testing services primarily for forensic and family relationship applications. The Company at all times relevant hereto was listed and traded on the NASDAQ under the symbol “ORCH.”

10. Defendant Eugene I. Davis (“Davis”) has served as Chairman of the Board of Directors of the Company since November 2010.

11. Defendant Thomas A. Bologna (“Bologna”) has served as President and Chief Executive Officer and a member of the Board of Directors of the Company since April 2006.

12. Defendant Stefan Loren, Ph.D., (“Loren”) has served as a member of the Board of Directors of the Company since November 2010.

13. Defendant Nicole S. Williams (“Williams”) has served as a member of the Board of Directors of the Company since 2002.

14. Defendant James M. Hart, Ph.D. (“Hart”) has served as a member of the Board of Directors of the Company since January 2010.

15. Defendant Bruce D. Dalziel (“Dalziel”) has served as a member of the Board of

Directors of the Company since April 2010.

16. The defendants referred to in paragraphs 10 through 15 are collectively referred to herein as the “Individual Defendants.”

17. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Orchid, and owe Plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid disclosure.

JURISDICTION AND VENUE

18. This Court has subject matter jurisdiction under 28 U.S.C. § 1331 (federal question jurisdiction), as this Complaint alleges violations of Rule 14(e). This Court has jurisdiction over the state law claims pursuant to 28 U.S.C. § 1367.

19. Alternatively, this Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1332(a) (2) because complete diversity exists between Plaintiff and each Defendant, and the amount in controversy exceeds $75,000, exclusive of interest and costs.

20. Venue is proper because Defendants reside, are found, have agents, and regularly transact business in this District as provided in 28 U.S.C. § 1391(b) and (c).

21. This Court has personal jurisdiction over the Defendants because they are located in, transacted business in, or had substantial contacts with this District.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

22. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiffs, the Company, and the public shareholders of Orchid and owe them the duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

23. In accordance with their duties of loyalty and good faith, the Individual Defendants, as Directors and/or officers of Orchid, are obligated to refrain from:

(a) participating in any transaction where the directors or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the Company and its public shareholders.

24. Plaintiffs allege herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty, good faith and independence owed Plaintiffs and other public shareholders of Orchid, or are aiding and abetting others in violating those duties.

25. Defendants also owe the Company’s shareholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action on his own behalf and as a class action on behalf of all holders of Orchid stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any Defendants.

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable. As of April 15, 2011, there were approximately 30 million shares of Orchid common stock outstanding.

29. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a. whether the Individual Defendants breached their fiduciary duties owed by them to Plaintiffs and the others members of the Class;

b. whether the Individual Defendants, in connection with the Proposed Transaction, are pursuing a course of conduct that is in violation of their fiduciary duties;

c. whether the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiffs and the other members of the Class;

d. whether Orchid and LabCorp aided and abetted the Individual Defendants’ breaches of fiduciary duty;

e. whether the Class is entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct;

f. whether Defendants misrepresented or omitted material facts in the Solicitation/Recommendation statement on Schedule 14D-9 (the 14D-9) filed by the Company on April 19, 2011.

30. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

31. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

32. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

33. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

34. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

Background

35. On October 7, 2010 the Company announced its engagement by five U.K. police forces in the East Midlands region. Each three-year contract, extendable for an additional seven years, is to conduct DNA analysis of crime scene samples for submission to the National DNA Database. Thomas Bologna (“Bologna”), Orchid’s president and chief executive officer said, “[t]his award marks an expansion of the company’s footprint across the U.K., connecting us with police forces we have not previously worked with. We are delighted with our success in this latest tender which is part of the ongoing UK police national procurement exercise.”

36. On November 4, 2010, Orchid reported revenues increased 18% for the third quarter 2010 and gross margin increased to 38%. Said Bologna, “Our third quarter results reflect the inherent strength of our business […] Our U.K. operation was particularly strong as a result of significant organic top line growth [and] the consolidation of our U.S. testing facilities and increased CODIS and government paternity business has already favorably impacted our U.S. results.”

37. The Company continued to report positive developments and exciting growth opportunities. On December 16, 2010 Orchid announced it had executed a three-year extension to a forensic testing contract with the Illinois State Police (ISP). Under the contract, Orchid is the sole private DNA testing provider to the ISP through 2013. According to Defendant Bologna, this contract extension is significant and a potential sign of wholesale changes in the administration of DNA testing in the U.S. “This extension is important because Illinois […] is at the forefront of DNA testing and we believe this law sets a new standard for other states to follow. While New York, Los Angeles, San Francisco, Memphis and Cleveland have adopted similar policies, Illinois is the first state to enact it as law,” Bologna explained.

38. On January 18, 2011, Orchid announced it had executed a multi-year contract with the U.K. Child Maintenance and Enforcement Commission for the exclusive provision of DNA paternity testing services under the Orchid brand. “The consistent high quality of our service provision over the last five years is again recognized by the re-award of this contract. Retaining this contract is a reflection of the quality of our people and the service they provide,” said Bologna.

39. In addition to the Company’s awarded contracts, Orchid’s financial prospects are extremely promising. On November 4, 2010, the Company announced its financial results for the third quarter 2010 (ended September 30, 2010). Orchid reported that revenues increased 18% to $17.3 million for the third quarter 2010, compared to $14.7 million in the third quarter 2009. Gross margin increased to 38% and operating income in the quarter was $141,000. Additionally, total UK revenues for the third quarter 2010 increased 44% compared to the third quarter 2009, primarily as a result of the increase in the UK forensic business.

40. Defendant Bologna commented on the Company’s third quarter 2010 financial results:

Our third quarter results reflect the inherent strength of our business. We reported a healthy third quarter increase in sales as well as a strong gross margin and a quarterly operating profit. . . . Our U.K. operation was particularly strong as a result of significant organic top line growth. In the U.S., we continue to mitigate anticipated near-term challenges, through careful planning and solid execution. The consolidation of our U.S. testing facilities and increased CODIS and government paternity business has already favorably impacted our U.S. results.

We believe that the combination of a strong balance sheet, solid organic U.K. growth and what we believe is an ever growing number of sexual assault kits backlogged in U.S. public labs positions us to take advantage of both near- and long-term growth opportunities.

41. On March 10, 2011, Orchid announced financial results for the fourth quarter, and full year ended December 31, 2010. For the quarter ended December 31, 2010, the Company reported: Total service revenues were $16.6 million for fourth quarter 2010, up from service revenues of $14.9 million, an increase of approximately 12% from the fourth quarter of 2009. For full year 2010, service revenues grew approximately 10% to $63.7 million, up from $58.1 million for the full year of 2009. Defendant Bologna, the President and Chief Executive Officer of Orchid, commented on the results:

Fourth quarter results reflect continued company growth. . . . Our U.K. business grew by over 31% and the forensics component of that business grew by approximately 40%. While our total U.S. business was down approximately 11% in the fourth quarter, our paternity business has stabilized, and we completed the consolidation of our U.S. testing facilities in 2010 which we expect will continue to favorably impact our U.S. results.

For the Full Year 2010, Defendant Bologna commented:

For the full year of 2010, overall company service revenues grew to $63.7 million or by approximately 10% over 2009. Our U.K. business was particularly strong, with revenues growing by more than 35%. On the operational front, we maintained gross margins, and successfully completed the consolidation of our U.S. forensic and paternity operations into our Dallas, Texas and Dayton, Ohio facilities, respectively….Lastly, we ended 2010 with approximately $20 million in cash and short-term investments, up from approximately $18 million in 2009.

The Proposed Transaction

42. With the Company’s strong recent performance as prelude, on April 6, 2011, the Company and LabCorp jointly issued a Press Release which stated in pertinent part as follows:

BURLINGTON, N.C., PRINCETON, N.J.—April 6, 2011—Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) and Orchid Cellmark Inc. (NASDAQ: ORCH), an international provider of DNA testing services primarily for forensic and family relationship applications, today announced that they have entered into a definitive agreement and plan of merger under which LabCorp will acquire all of the outstanding shares of Orchid Cellmark in a cash tender offer for $2.80 per share for a total purchase price to stockholders and optionholders of approximately $85.4 million. Orchid Cellmark strengthens LabCorp’s presence and strong brand name in identity testing in the US and establishes its presence in identity testing in the UK.

“We are very pleased that Orchid Cellmark, a premier DNA testing business with a strong reputation for exceptional quality, reliability and customer service is joining our family,” said David P. King, Chairman and Chief Executive Officer of LabCorp. “The proposed acquisition of Orchid Cellmark significantly diversifies and strengthens our specialized forensic and family relationship testing.”

“The transaction underscores the fundamental value of the Orchid Cellmark business, the talent and expertise of our global team and the quality of our testing service offerings,” said Eugene Davis, Chairman of the Board of Directors of Orchid Cellmark. “LabCorp is a company known for bringing high quality DNA testing services to the market making our businesses very compatible.”

Under the terms of the agreement and plan of merger, LabCorp has formed an acquisition subsidiary, OCM Acquisition Corp., that will commence a tender offer to purchase all outstanding shares of Orchid Cellmark for $2.80 per share. Following the completion of the tender offer, LabCorp expects to consummate a merger of OCM Acquisition Corp. and Orchid Cellmark in which shares of Orchid Cellmark that have not been purchased in the tender offer will be converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger, including the acquisition by OCM Acquisition Corp. of a majority of Orchid Cellmark’s fully diluted shares in the tender offer and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the acquisition is expected in the second quarter of 2011.

The Board of Directors of Orchid Cellmark has determined that the offer and the merger are advisable, fair to, and in the best interests of Orchid Cellmark and its stockholders, approved the agreement and plan of merger and the other transactions contemplated thereby, including the tender offer, and recommended that the Orchid Cellmark stockholders accept the offer and tender their shares in the offer when it is made.

The $85.4 million total estimated purchase price to stockholders of the transaction is based on Orchid Cellmark’s approximately 30.5 million fully diluted shares outstanding including options with an exercise price less than $2.80 per share. Less Orchid Cellmark’s cash, cash equivalents and available for sale securities as of December 31, 2010, LabCorp’s total net consideration payable is approximately $65.6 million.

43. According to Justin Sharon of Minyanville, a premium of just 39.3% to closing price of Orchid on April 5, 2011 is actually a “blooming bargain by all accounts.” LabCorp is paying only 1.3 times revenues to acquire a booming British forensic franchise—50% of Orchid’s $64 million in 2010 revenues came from the country—with substantial cost savings and tax benefits thrown in for good measure. Adds Sharon, “The deal is expected to add about $0.03 to its 2011 earnings per share—before any synergies.” By eliminating its largest competitor, LabCorp is well positioned to ride the ongoing trend towards DNA acceptance, currently still less developed here than in the United Kingdom (“U.K.”).

44. Additionally, both companies expressly acknowledged in the press release that the Proposed Transaction is calculated to benefit LabCorp. Specifically, the press release provides, in pertinent part, as follows:

We are very pleased that Orchid Cellmark, a premier DNA testing business with a strong reputation for exceptional quality, reliability and customer service is joining our family,” said David P. King, Chairman and Chief Executive Officer of LabCorp. “The proposed acquisition of Orchid Cellmark significantly diversifies and strengthens our specialized forensic and family relationship testing.”

45. As of April 15, 2011, at least one Yahoo! Finance analyst set a $6.00 per share target price for the Company, well above the Proposed Transaction price. This is further indicative of the substantial bargain by which LabCorp intends to acquire Orchid.

46. The timing of the Proposed Transaction has been engineered to capitalize on the Company’s position as an established leader in identity testing segments before revenues of an emerging U.S. market are realized. Currently the U.S. has a huge sexual assault kit backlog, arrestee legislation in effect in nearly half the states as well as untapped DNA forensic testing applications (i.e. burglary, auto theft). If the Proposed Transaction is consummated it will result in Orchid’s shareholders being cashed out of their interest in the Company at below the Company’s true value. Given the Company’s strong U.S. and international brand equity, state-of-the-art facilities abroad, and position for growth, the Offer Price is inadequate.

47. According to Orchid’s Investor Presentation on December 20, 2010, the Company is strategically positioned for accelerated growth driven by the U.K. decision to close Forensic Science Service (“FSS”). Already among the top three DNA testing providers in the U.K., the country’s shift from government run labs to all private sector work through a tendering process, creates an opportunity for “steady growth potential.”

48. The U.K. House Department’s decision to wind-down FSS by March 2012 removes from the DNA market a key competitor of Orchid and coincides with the Company’s operational and staffing expansion to support its continuing U.K. growth trajectory. “We believe this development could have a significant impact on our U.K. forensics business,” said Bologna. “The operational and staffing decisions we have been making in the U.K. have delivered increased capacity for the provision of high quality forensic services to meet the changing requirements of U.K. police forces.”

49. Orchid recently opened two new state-of-the-art DNA labs to keep pace with the Company’s growth opportunities and expanding employee base.

50. Further, Orchid has successfully shifted from sub-contractor to a direct supplier of DNA testing thereby increasing profit by removing the middle man and has recently won a significant share of Northwest/Southwest and Wales regional tenders.

51. Growth opportunities for Orchid abound in the U.S. as well. Currently the U.S. market for DNA testing is large, untapped and the competition is fragmented. However, the Company, in its Investor Presentation on December 20, 2010, foresees a forensics market which should grow steadily based on increasing casework backlogs, an increasing number of states adopting Arrestee Testing (three more states passed legislation in 2010 bringing the total number of states to 24) federal, state and media attention to the backlog of sexual assault kits not being processed and property crime opportunities.

52. Accordingly, LabCorp is acquiring Orchid at the most opportune time, at a time when Orchid is poised for growth and its stock price is trading at a discount to the Company’s intrinsic value

53. Following the announcement of the Proposed Transaction, LabCorp is itself trading up, something which doesn’t often occur with an acquirer and a “solid indication that the market feels that LabCorp got itself a steal of a deal,” Sharon added.

54. As demonstrated above, the Defendants entered into the Merger Agreement agreeing to sell the Company for an inadequate Offer Price, the Company was performing well and poised for significant growth amid its substantial market share in the U.K and strategic position both in the U.K and the U.S. Thus, there was no reason for Defendants to rush into a transaction with LabCorp.

55. Therefore, the Proposed Transaction will allow LabCorp to purchase Orchid at an unfairly low price while availing itself of LabCorp’s significant value and upside or long-term potential.

PRECLUSIVE DEAL PROTECTION MECHANISMS

56. The Merger Agreement contains a “no solicitation” provision that restricts Orchid from considering alternative acquisition proposals by, inter alia, constraining the Company’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, Section 5.2 of the Merger Agreement prohibits Orchid from soliciting, encouraging, initiating, engaging or knowingly facilitating any inquiries, proposals or offers with respect to or that constitutes, or that may reasonably be expected to lead to, any “Takeover Proposal” as defined in the Merger Agreement. However, even the Board’s consideration of unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors and outside legal counsel, that its fiduciary duties require it to consider the proposal. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.

57. The Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide LabCorp information in order to match any other offer, thus providing LabCorp access to the unsolicited bidder’s financial information and giving LabCorp the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of LabCorp.

58. Moreover, the Merger Agreement contains certain provisions that unduly benefit LabCorp by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires Orchid to pay $2,500,000.00 and up to $500,000.00 in Termination Expenses to LabCorp if the Merger Agreement is terminated under certain circumstances. For instance, under one scenario, Orchid must pay this fee even if it consummates any Acquisition Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement.

59. In contrast, the Merger Agreement only requires LabCorp to pay a “Parent Termination Fee” of $150,000.00 under very specific circumstances.

60. Thus, the termination fee payable by Orchid will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Orchid shareholders.

61. Additionally, the Merger Agreement contains provisions that permit LabCorp to purchase Orchid regardless of whether a majority of the Company’s shareholders support the deal or not.

62. Specifically, Section 1.13 of the Merger Agreement (“Section 1.13”) provides for a “Top-Up Option” as follows:

(a) The Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase at a price per share equal to the Offer Price, that number of shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common

Stock owned by Parent, Purchaser and their respective Subsidiaries at the time of such exercise, shall constitute one share more than 90% of the shares of Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of shares of Common Stock pursuant thereto, the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares); and provided, further, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s total authorized and unissued shares of Common Stock (reduced by the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any vested Options, SARs, RSUs, warrants, or other rights to acquire shares of Common Stock outstanding on the date of exercise of the Top-Up Option).

63. The Top-Up Option ensures that LabCorp will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer, and squeeze out the Company’s minority common stockholders for the entirely unfair price of $2.80 per share.

64. In reality, LabCorp does not even have to pay Orchid for the shares issued pursuant to the Top-Up Option. Pursuant to Section 1.13(d), the “Top-Up Consideration” may be paid by issuance of a full-recourse promissory note by Merger Sub guaranteed by Parent in principal amount equal to the remainder, bearing simple interest at applicable federal rate per annum and due on the first anniversary of the Top-Up Closing (which promissory note may be prepaid, in whole or in part, without premium or penalty).

65. Moreover, although Delaware law provides that a plan of merger shall be approved by a majority of all the votes entitled to be cast on the merger, the Merger Agreement itself demonstrates the Defendants’ intent to facilitate LabCorp’s acquisition of Orchid without such a vote. Section 1.12 addresses Merger Without Meeting of Shareholders:

Notwithstanding the terms of Section 1.11, in the event that Parent, Purchaser and their respective Subsidiaries shall own of record, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of the Company entitled to vote on the adoption of this Agreement under the DGCL (the “Short Form Threshold”), following the Acceptance Time and the expiration of any “subsequent offering period” provided by Purchaser pursuant to and in accordance with this Agreement, if applicable, and the exercise of the Top-Up Option, if applicable, Parent shall cause the Merger to become effective as promptly as practicable, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

66. Finally, in connection with the Proposed Transaction, the Board amended Orchid’s poison pill (“Poison Pill”) to exclude LabCorp and the Proposed Transaction from its scope (“Amendment”). Under the terms of the Amendment, however, any potential alternative acquirer will remain subject to the Poison Pill. This may have devastating consequences on the emergence of a competing transaction.

67. Under the terms of the Poison Pill, each share of common stock has attached to it a right (“Right”) that entitles its holder to certain benefits upon the announcement or effectuation of a transaction involving the beneficial or other acquisition of 15% or more of the Company’s outstanding common stock. Although a person or entity that acquires 15% or more of such stock is deemed an “Acquiring Person” under the terms of the Poison Pill, the Board, as noted above, has amended such terms to exempt LabCorp from this definition. Under ordinary circumstances, the Poison Pill provides for the automatic invalidation of any Rights attached to the common stock acquired by an Acquiring Person—at this stage, any potential acquirer other than LabCorp.

68. Under the terms of the Poison Pill, the Rights will become exercisable 10 business days after the announcement or effectuation of a transaction referenced above. When that happens, each Right entitles its holder to purchase from the Company 1/100th of a share of Series A Junior Participating Preferred Stock (“Preferred Stock”) at a purchase price of $40.00 in cash. If a person or group becomes an Acquiring Person (a “Flip-In Event”), each holder of Right has the right to receive, upon exercise, that number of shares of common stock which equals the exercise price of the Right divided by  1/2 of the current market price of the Common

Stock at the date of the occurrence of the event. In the event that the Company is not the surviving corporation (a “Flip-Over Event”), each holder of a Right (other than Rights which have previously been voided from the Flip-In Event) shall have the right to receive, upon exercise, that number of shares of common stock of the acquiring company, which equals the exercise price of the Right divided by  1/2 of the current market price of such common stock at the date of the occurrence of the event.

69. The Rights will expire at the close of business on May 16, 2011, unless such period is extended or the Rights are earlier redeemed or exchanges by the Company. Consequently, the Poison Pill, standing alone, may dissuade potential acquirers from coming forward in the face of the Proposed Transaction, which the Board has agreed to support.

70. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty, aided and abetted by LabCorp and Orchid.

THE MATERIALLY MISLEADING AND/OR INCOMPLETE

SOLICITATION/RECOMMENDATION STATEMENT ON FORM 14D-9

71. On April 19, 2011, Orchid filed a Form 14D-9 Solicitation/Recommendation Statement with the SEC in connection with the Proposed Transaction, which specifically notes the filing is a “Solicitation/Recommendation Statement under Section 14(D)(4) of the Securities Exchange Act of 1934.” This document is referred to herein as the “14D-9.”

72. It is critical that the shareholders receive complete and accurate information about the Proposed Transaction. To date, Defendants have failed to provide the Company’s shareholders with that information. As set forth in more detail below, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the sales process for the

Company; (b) the value of the Company; (c) the conflicts of interest that burdened the sales process, including the material benefits secured by Company insiders; (d) the data and inputs underlying the financial valuation exercises that purport to support the so-called “fairness opinion” provided by its financial advisor (Oppenheimer); and (e) details concerning Oppenheimer’s potential conflict of interest.

A.	The Schedule 14D-9 Fails to Adequately Describe the Process That Resulted in the Proposed Transaction.

73. The process that was employed by the Board in ultimately agreeing to the Proposed Transaction was seriously flawed, as the Board breached its fiduciary duties to ensure a fair process. The 14D-9 fails to fully and fairly disclose certain material information concerning the Proposed Transaction, including (among other things):

a. Between December 26, 2010 and February 2, 2010 (Schedule 14D-9 at page 17): the criteria used to identify the six parties contacted.

b. Between December 26, 2010 and February 2, 2010 (Schedule 14D-9 at page 17): the parties who had responsibility for determining the criteria used.

c. Between December 26, 2010 and February 2, 2010 (Schedule 14D-9 at page 17): how many of the six parties were financial/strategic.

d. January 19, 2011 (Schedule 14D-9 at page 18): the criteria used to identify the “other potential transactional parties”.

e. January 19, 2011 (Schedule 14D-9 at page 18): the parties who had responsibility for determining the criteria used.

f. January 19, 2011 (Schedule 14D-9 at page 18): the number of other potential transactional parties contacted.

g. January 19, 2011 (Schedule 14D-9 at page 18): the number of other potential transactional parties that were financial/strategic.

h. January 21, 2011 (Schedule 14D-9 at page 18): the range of indications of interest received.

B.	The Schedule 14D-9 Fails to Provide Adequate Information Concerning the Company’s Financial Advisor.

74. The Company’s financial advisor, Oppenheimer, was retained to render an opinion that the merger price is fair to the shareholders, and to perform the valuation analysis necessary to support that opinion. In light of the materiality of this opinion and analysis to the market and Orchid’s shareholders, it is critical to know any facts that might suggest that the financial advisors are conflicted. The 14D-9 is false and misleading for failing to disclose:

a. details about any work Oppenheimer has done for LabCorp in the last two years; and

b. any fees paid or owed by LabCorp to Oppenheimer.

C.	The Schedule 14D-9 Fails to Disclose Sufficient Details Concerning Oppenheimer’s Fairness Opinion.

75. In the 14D-9, Oppenheimer describes its fairness opinion and the various valuation analyses it performed to render its opinion. However, Oppenheimer’s description fails to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, or confirm the valuations, or evaluate the fairness opinion:

Selected Public Companies Analysis (Schedule 14D-9 at pages 31–32)

a. the “other adjustments” that were made in the calculation of enterprise value for the selected comparable companies.

b. the observed financial metrics and multiples observed for each of the selected comparable companies listed individually (or at a minimum, a full statistical summary).

c. the value indications from the application of each of the three EBITDA multiples listed separately.

d. how, if at all, the value of Orchid’s net operating loss carry-forwards was accounted for in this analysis.

Selected Transactions Analysis (Schedule 14D-9 at pages 32-33)

a. the observed financial metrics and multiples for each of the selected transactions listed individually (or at a minimum, a full statistical summary).

b. how, if at all, the value of Orchid’s net operating loss carry-forwards was accounted for in this analysis.

Discounted Cash Flow Analysis (Schedule 14D-9 at pages 33)

a. the definition of free cash flow as used in this analysis.

b. the basis for the selection of perpetuity growth rates of 1-3%.

c. the specific inputs and assumptions used to calculate the discount rate range of 16-18% utilized in this analysis.

d. the implied terminal EBITDA multiples observed in the analysis.

e. how, if at all, the value of Orchid’s net operating loss carry-forwards was accounted for in this analysis.

D.	The Schedule 14D-9 Fails to Disclose Certain Material Information Concerning Orchid’s Financial Projections.

76. The 14D-9 fails to disclose certain material financial information concerning Orchid. For example, the 14D-9 does not disclose the financial projections provided by Orchid’s management and relied upon by Oppenheimer in its analyses, for years 2011 through 2015, for the following items:

a. Capital expenditures.

b. Changes in working capital.

c. Any other items used in the calculation of free cash flow not already presented.

COUNT I

AGAINST ALL INDIVIDUAL DEFENDANTS FOR BREACHES OF THE FIDUCIARY DUTIES OF

GOOD FAITH AND LOYALTY

77. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

78. As alleged herein, Defendants have accepted an offer to sell Orchid at a price that fails to reflect the true value of the Company, thus depriving common stock shareholders of the reasonable, fair and adequate value of their shares. The consideration being offered and accepted represents a nominal premium over the closing share price on the day the deal was announced, and a significant discount when compared to both the analyst target estimates of the Company, the strategic position of the Company in the U.S. and U.K. market as well as the many growth opportunities present. There is no indication the Proposed Transaction was the result of a competitive bidding process or arms’-length negotiation where all possible synergistic acquirers were vetted.

79. The Individual Defendants were and are under a duty:

(a)	to fully inform themselves of Orchids market value before taking, or agreeing to refrain from taking, action;

(b)	to act in the interests of the equity owners;

(c)	to maximize shareholder value;

(d)	to act in accordance with their fundamental duties of due care and loyalty.

80. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Orchid.

81. Orchid shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

82. By reason of the foregoing acts, practices and course of conduct, defendants have breached their fiduciary obligations toward plaintiff and the other Orchid public stockholders.

83. As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Orchid’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Orchid common stock.

84. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will exclude the Class from its fair proportionate share of Orchid’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

85. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty—Disclosure

86. Plaintiff repeats all previous allegations as if set forth in full herein.

87. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiffs and the Class all information material to the decisions confronting Orchid’s shareholders.

88. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

89. As a result, Plaintiff and the Class members are being harmed irreparably.

90. Plaintiff and the Class have no adequate remedy at law.

COUNT III

AIDING AND ABETTING THE BOARD’S BREACHES OF FIDUCIARY DUTY AGAINST

DEFENDANTS LABCORP AND ORCHID

91. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

92. Defendants LabCorp and Orchid knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, LabCorp obtained sensitive non-public information concerning Orchid’s operations and thus had the advantage to acquire the Company at an unfair price.

93. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

94. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT IV

Violations Of Rule 14(E) Promulgated Under The Securities Exchange Act Of 1934

95. Plaintiff repeats all previous allegations as if set forth in full herein.

96. During the Relevant Period, defendants disseminated the false and misleading Solicitation/Recommendation Statement specified above which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

97. The Solicitation/Recommendation Statement violates Rule 14e because it omits material facts necessary to make the statements made not misleading, as set forth in ¶¶ 71-76, supra. If Plaintiffs and the other members of the Class were in possession of the facts that have been concealed and omitted by Defendants, Plaintiffs and other members of the Class would be materially less likely to vote their shares in favor of the Proposed Transaction.

98. In the exercise of reasonable care, defendants knew or should have known that the Solicitation/Recommendation Statement was materially false and misleading and would be relied upon by Orchid shareholders in determining how to vote their shares in the upcoming vote on the Proposed Transaction.

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

1.	Declaring that this action is properly maintainable as a class action;

2.	Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

3.	Enjoining defendants from proceeding with the Merger Agreement;

4.	Enjoining defendants from consummating the Proposed Transaction, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

5.	In the event that the Proposed Transaction is consummated prior to entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class recsissory damages;

6.	Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

7.	Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys and experts, fees;

8.	Granting such other and further relief as this Court may deem just and proper.

Dated: May 2, 2011	BRODSKY & SMITH, LLC

By: /s/ Marc L. Ackerman
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, PA 19004
610.667.6200
610.667.9029 (fax)
Attorneys for Plaintiff

Carella, Byrne, Cecchi, Olstein, Brody & Agnello, P.C.

James Cecchi, Esquire

Donald Ecklund, Esquire

5 Becker Farm Road

Roseland, New Jersey 07068-1739

Tel: 973.994.1700

Fax: 973.994.1744